SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE. 2/25/05

FORM 6-K

Report of Foreign Private Issuer


RECD S.E.C.
MAR 1 0 2005
1086

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 25, 2005

HEAD N.V.
(Translation of Registrant's Name into English)



Rokin 55
1012 KK Amsterdam
The Netherlands
(Address of Principal Executive Offices)

05046740

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):

Yes X No___

(*Note:* Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

(*Note:* Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained
in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82 - _____)

Enclosure: **Head N.V. Annual Report 2004 to Shareholders**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEAD N.V.

Date: February 25, 2005

By



Johan Eliasch
Chairman and Chief Executive Officer

HEAD N.V. AND SUBSIDIARIES
ANNUAL REPORT
For the Year Ended December 31, 2004

UNAUDITED

HEAD N.V. AND SUBSIDIARIES

ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2004

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

HEAD N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2004 (unaudited)
	(in thousands, except share data)	
ASSETS:		
Cash and cash equivalents	$ 41,312	$ 59,600
Restricted cash	2,842	6,418
Accounts receivable, net of allowance for doubtful accounts of $15,822 and $16,591	195,998	211,400
Inventories, net	78,644	91,884
Assets held for sale	2,556	2,155
Prepaid expense and other current assets	17,764	24,194
Total current assets	339,116	395,653
Marketable securities	2,826	2,950
Property, plant and equipment, net	76,694	85,064
Intangible assets	16,536	16,536
Goodwill	3,700	3,700
Deferred income taxes	92,060	78,912
Other non-current assets	6,653	4,705
Total assets	$ 537,586	$ 587,520
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Accounts payable	$ 39,468	$ 40,660
Accrued expenses and other current liabilities	51,892	59,417
Short-term borrowings	37,490	39,883
Current portion of long-term debt	3,392	3,305
Total current liabilities	132,241	143,264
Long-term debt	143,951	199,520
Other long-term liabilities	19,669	27,785
Total liabilities	295,861	370,569
Minority interest	9	9
Commitments and contingencies (Note 17)		
Stockholders' Equity:		
Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued	7,067	7,067
Additional paid in capital	137,909	143,807
Treasury stock at cost: 2,421,235 and 3,600,775 shares	(5,485)	(10,766)
Retained earnings	53,084	16,149
Accumulated other comprehensive income	49,142	60,686
Total stockholders' equity	241,716	216,942
Total liabilities and stockholders' equity	$ 537,586	$ 587,520

The accompanying notes are an integral part of the consolidated financial statements

HEAD N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2002	2003	2004 (unaudited)
	(in thousands, except share data)		
Product revenues	$ 379,089	$ 421,507	$ 466,701
Licensing revenues	8,398	9,701	11,059
Other revenues (see Note 2)	1,246	1,394	1,326
Total revenues	388,732	432,602	479,085
Cost of sales	233,402	266,023	294,360
Gross profit	155,330	166,580	184,725
Selling and marketing expense	103,865	118,465	130,582
General and administrative expense (excluding non-cash compensation expense)	32,524	38,847	41,883
Non-cash compensation expense	1,632	654	555
Gain on sale of property (see Note 25)	(443)	--	(5,650)
Restructuring costs (Note 25)	--	8,368	2,347
Operating income	17,753	245	15,008
Interest expense	(11,677)	(13,999)	(25,699)
Interest income	940	1,050	2,121
Foreign exchange loss	(7,387)	(1,103)	(606)
Other income (expense), net	387	(18)	(97)
Income (loss) from operations before income taxes	15	(13,825)	(9,274)
Income tax benefit (expense):			
Current	(2,410)	(2,278)	(2,504)
Deferred	(220)	1,446	(25,156)
Income tax expense	(2,630)	(832)	(27,661)
Net loss	$ (2,615)	$ (14,657)	$ (36,935)
Earnings per share-basic			
Net loss	(0.07)	(0.40)	(1.02)
Earnings per share-diluted			
Net loss	(0.07)	(0.40)	(1.02)
Weighted average shares outstanding			
Basic	37,356	36,285	36,198
Diluted	37,356	36,285	36,198

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Ordinary Shares		Additional	Treasury	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Paid-in Capital	Stock	Earnings	Income	Equity
	(in thousands, except share data)						
Balance at December 31, 2001	37,779,377 $	7,067 $	135,435 $	-- $	75,590 $	(5,732) $	212,359
Dividend paid	--	--	--	--	(5,233)	--	(5,233)
Stock-based compensation	--	--	1,632	--	--	--	1,632
Purchase of treasury stock (Note 19)	(1,247,050)	--	--	(3,046)	--	--	(3,046)
Repurchase of shares from exercised options	--	--	167	(1,288)	--	--	(1,121)
Proceeds from executed option	11,212	--	3	--	--	--	3
Net loss	--	--	--	--	(2,615)	--	(2,615)
Other comprehensive income:							
Unrealized losses on marketable securities, (net of tax of $65)	--	--	--	--	--	(138)	(138)
Unrealized gain on derivatives instruments (net of tax of $54)	--	--	--	--	--	640	640
Reclassification adjustment for derivative gains recorded in net loss (net of tax of $506)	--	--	--	--	--	(1,488)	(1,488)
Foreign currency translation adjustment	--	--	--	--	--	28,832	28,832
Comprehensive income	--	--	--	--	--		25,231
Balance at December 31, 2002	36,543,539	7,067	137,237	(4,334)	67,741	22,114	229,824
Stock-based compensation	--	--	654	--	--	--	654
Purchase of treasury stock (see Note 19)	(577,775)	--	--	(1,151)	--	--	(1,151)
Proceeds from executed option	56,790	--	17	--	--	--	17
Net loss	--	--	--	--	(14,657)	--	(14,657)
Other comprehensive income:							
Unrealized losses on marketable securities, (net of tax of $16)	--	--	--	--	--	(33)	(33)
Unrealized gain on derivatives instruments (net of tax of $558)	--	--	--	--	--	1,083	1,083
Reclassification adjustment for derivative gains recorded in net loss (net of tax of $295)	--	--	--	--	--	(572)	(572)
Foreign currency translation adjustment	--	--	--	--	--	26,550	26,550
Comprehensive income	--	--	--	--	--	--	12,370
Balance at December 31, 2003	36,022,554	7,067	137,909	(5,485)	53,084	49,142	241,716
Stock-based compensation	--	--	555	--	--	--	555
Changes of treasury stock as consequence of consolidation of Stichting Head Option Plan	--	--	6,729	(6,729)	--	--	0
Proceeds from executed option (see Note 19)	197,348	--	(1,385)	1,448	--	--	63
Net loss	--	--	--	--	(36,935)	--	(36,935)
Other comprehensive income:							
Unrealized gain on marketable securities, (net of tax of $24)	--	--	--	--	--	98	98
Unrealized gain on derivatives instruments (net of tax of $120)	--	--	--	--	--	360	360
Reclassification adjustment for derivative gains recorded in net loss (net of tax of $195)	--	--	--	--	--	(585)	(585)
Foreign currency translation adjustment	--	--	--	--	--	11,671	11,671
Comprehensive loss	--	--	--	--	--		(25,390)
Balance at December 31, 2004 (unaudited)	36,219,902 $	7,067 $	143,807 $	(10,766) $	16,149 $	60,686 $	216,942

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2002	2003	2004 (unaudited)
		(in thousands)	
OPERATING ACTIVITIES:			
Net loss	$ (2,615)	$ (14,657)	$ (36,935)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,946	19,239	19,261
Amortization of debt issuance cost and bond discount	1,092	1,232	3,570
Impairment (see Note 25)	--	2,625	--
Provision (release) for leaving indemnity and pension benefits	883	(348)	444
Restructuring costs (Note 25)	--	4,800	(4,882)
(Gain) loss on sale of property, plant and equipment	(774)	85	(5,471)
Non cash compensation expense	1,632	654	555
Deferred tax (benefit) expense	220	(1,446)	25,156
Changes in operating assets and liabilities:			
Accounts receivable	2,657	(12,058)	(2,437)
Inventories	9,101	13,755	(5,231)
Prepaid expense and other assets	1,494	3,071	1,604
Accounts payable, accrued expenses and other liabilities	(6,356)	390	12,154
Net cash provided by operating activities	23,279	17,342	7,789
INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(20,746)	(16,914)	(23,175)
Proceeds from sale of property, plant and equipment	2,105	258	7,907
Purchases of marketable securities	(164)	(39)	(13,663)
Maturities of marketable securities	--	141	169
Net cash used for investing activities	(18,804)	(16,554)	(28,762)
FINANCING ACTIVITIES:			
Change in short-term borrowings, net	(2,853)	1,419	(31,271)
Proceeds from long-term debt, net of discount	16,592	1,656	164,005
Debt issuance cost	--	--	(1,749)
Payments on long-term debt	(4,340)	(1,249)	(91,629)
Purchase of treasury stock	(3,046)	(1,151)	--
Payments to repurchase shares from exercised options	(1,121)	--	--
Proceeds from exercised options	3	17	63
Dividend paid	(5,233)	--	--
Change in restricted cash	--	(2,699)	(2,982)
Net cash provided by (used for) financing activities	2	(2,007)	36,437
Effect of exchange rate changes on cash and cash equivalents	10,994	4,932	2,824
Net increase in cash and cash equivalents	15,470	3,714	18,288
Cash and cash equivalents at beginning of period	22,128	37,598	41,312
Cash and cash equivalents at end of period	$ 37,598	$ 41,312	$ 59,600
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 10,736	$ 12,597	$ 16,760
Cash paid for income taxes	$ 1,747	$ 1,340	$ 2,802

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Business

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands and the United Kingdom), North America, and Asia (primarily Japan).

Note 2 - Summary of Significant Accounting Policies

A summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements is as follows:

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

Principles of Consolidation

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities over which the Company has financial and operating control and variable interest entities in which the Company has determined it is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents comprise of cash and short-term, highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises of deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

Inventories

Inventories are stated at the lower of cost or market with cost being determined on a first-in first-out basis (FIFO).

Marketable Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities held principally for selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Additions and improvements that extend the useful lives of the plant and equipment and replacements, major renewals, and betterments are capitalized. The cost of maintenance, repair and minor renewals are expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are removed from the related accounts, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company's buildings are depreciated over a period of 10-48 years and machinery and equipment is depreciated over a period of 2-20 years.

Impairment

The Company accounts for impairments in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The Company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized in the consolidated statements of operations for the difference. The Company's review involves comparing current and future cash flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell. The Company recorded an impairment charge of zero, $2.6 million and zero, for the years ended December 31, 2002, 2003, and 2004, respectively.

Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested for impairment at least annually (fourth quarter), or more frequently if events and changes in circumstances indicate that the carrying value may not be recoverable. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. First, each reporting unit's (which generally represents one level below an operating segment) carrying value is compared to its fair value to determine if an impairment exists. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value. The Company has goodwill and identified intangible assets comprising of trademarks with an indefinite life. For the years ended December 31, 2002, 2003 and 2004, no impairment charges were recognized for goodwill or indefinite lived intangible assets.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. These criteria are generally met when finished products are shipped to the customers and both title and the risks and rewards of ownership are transferred, or services have been rendered and accepted.

Revenues from licensing agreements are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion.

Provisions are recorded for estimated product returns at the time revenues are recognized.

Payment terms differ depending on the customer (large distributors, small shops), product line (winter sports is a very seasonal business, as are racquet sports and diving, though to a lesser extent than winter sports), country (payment terms vary in accordance with local practices throughout the world) and past experiences with customers. It is our normal procedure to agree terms of transactions, including payment terms (60 to 180 days), with customers in advance.

Shipping and handling costs

The Company classifies all amounts billed to customers for shipping and handling as other revenue and all shipping and handling costs as selling and marketing expense in the consolidated statement of operations. For the years ended December 31, 2002, 2003, and 2004, the Company incurred shipping and handling costs of $9.6 million, $10.5 million, and $12.3 million, respectively.

Translation of Foreign Currency

Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain, Netherlands, United Kingdom and the United States of America are generally billed in local currency. The local currency is the functional currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenues and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in other comprehensive income. Head N.V. has a functional currency of the Euro.

Financial Instruments

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended" ("SFAS 133"). SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. The Company does not utilize financial instruments for trading or speculative purposes.

Research and Development Costs

Research and development costs are expensed as incurred and are reflected in costs of sales in the statements of operations. The Company incurred research and development expense in the amount of $11.0 million, $13.6 million and $15.5 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are reflected in selling and marketing expense in the consolidated statements of operations. The Company incurred advertising costs of $32.8 million, $36.9 million and $39.4 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Stock-Based Compensation

The company accounts for its stock option plan using the fair value method in accordance with SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of stock options, the expected volatility of our stock, expected dividends, and risk-free interest rates.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the debt using the effective interest rate method.

Pension and postretirement benefits

The Company accounts for the costs of pension plans and postretirement benefits in accordance with SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87") and SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"), respectively.

Fair Value Disclosure

The carrying value of the Company's financial instruments approximates fair value at December 31, 2003 and 2004. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these instruments and the floating interest rates of the short-term borrowings. The carrying amounts of marketable securities are equal to fair value based on quoted market prices at December 31, 2003 and 2004 (see Note 7).

The carrying value of the Company's senior notes and other long-term debt approximates fair value based on current rates offered and quoted market price of debt with similar terms.

Income Taxes

The Company utilizes the liability method of accounting for deferred income taxes whereby deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to temporary differences between the financial reporting bases of existing assets and liabilities and their respective tax bases. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries. Deferred taxes are calculated by using the prevailing tax rates.

The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Computation of Net Loss per Share

Net loss per share is computed under SFAS 128, "Earnings per Share" ("SFAS 128"). Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the loss per share calculation until the related option has been exercised. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net loss per share to the extent such shares are dilutive.

For the years ended December 31, 2002, 2003, and 2004, the weighted average shares outstanding included in basic net loss per share is 37,356,353 shares, 36,285,142 shares, and 36,198,980 shares, respectively. For the years ended December 31, 2002, 2003 and 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their exercise price was greater than the average market price, therefore anti-dilutive was 1,789,490 options, 1,347,773 options, and 1,278,201 options, respectively.

Comprehensive income (loss)

Comprehensive income (loss) encompasses net income and changes in the components of accumulated other comprehensive income not reflected in the Company's consolidated statements of operations during the periods presented.

Concentration of business risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation allowances on deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified to be consistent with the current year's presentation.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board ("FASB") issued a revised SFAS No. 123(R), "Share-Based Payment - an Amendment of FASB Statements No. 123 and 95" ("SFAS 123(R)"). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS 123(R) effective July 1, 2005 and is currently in the process of evaluating the impact of SFAS 123(R).

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets – An Amendment of APB Opinion No. 29" ("SFAS 153") which eliminates the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. The Company is required to adopt SFAS 153 for non monetary asset exchanges occurring in the first quarter of 2006. The Company is currently in the process of evaluating the impact of SFAS 153.

In November 2004, FASB issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 151.

In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132(R)"). The provisions of that Statement do not change the measurement and recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 132(R) replaces SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," and requires additional disclosures pertaining to plan assets, benefit obligations, key assumptions, and the measurement date. This standard is effective for domestic plans for the reporting period ending after December 15, 2003 (and June 15, 2004 for disclosure of estimated future benefit payments) and for foreign plans and non-public entities for interim periods ending after December 15, 2003 and for years ending after June 15, 2004. The Company has adopted this standard and has provided the required disclosures.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities," which amended FIN 46. FIN 46R was effective immediately for arrangements entered into after January 31, 2003, and became effective January 1, 2004 for all arrangements entered into before February 1, 2003. FIN 46R requires existing unconsolidated variable interest entities ("VIEs") to be consolidated by their primary beneficiary. The primary beneficiary of a VIE is a party that absorbs a majority of the entity's expected losses or receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership interests, contractual interests, or other pecuniary interests in an entity that changes with changes in the fair value of the entity's net assets excluding variable interests. Prior to FIN 46R, the Company included an entity in its consolidated financial statements only if it controlled the entity through voting rights. The adoption of FIN 46 and FIN 46R did not have a material impact on our financial position or result of operations.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's consolidated financial statements.

Note 3 – Accounts Receivable

Accounts receivable consist of the following (in thousands):

	December 31, 2003	December 31, 2004
Trade debtors	$ 198,110	$ 215,588
Other receivables	13,710	12,404
Allowance for doubtful accounts	(15,822)	(16,591)
Accounts receivable, net	$ 195,998	$ 211,400

Note 4 – Inventories

Inventories consist of the following (in thousands):

	December 31, 2003	December 31, 2004
Raw materials and supplies	$ 21,545	$ 25,296
Work in process	9,388	11,187
Finished goods	63,865	73,354
Provisions	(16,154)	(17,953)
Total inventories, net	$ 78,644	$ 91,884

Note 5 – Assets Held for Sale

During December of 2003, the Company transferred all of its manufacturing operations in Tallinn, Estonia, which manufacture ski boots and certain diving products, to a recently purchased plant in Litovel in the Czech Republic. As of December 31, 2003 the Company had the intention to sell its property in Estonia therefore the Company reclassified the $2.6 million facility as held for sale in accordance with SFAS 144. In October 2004, the Company entered into a lease agreement for this property therefore reclassified the $2.6 million asset from held for sale to property, plant and equipment. Additionally, the Company recorded an additional $0.1 million of depreciation expense on this facility which would have been recognized had the asset been continuously classified as held for use.

During 2004, the Company made the decision to sell its distribution warehouse in Italy. In accordance with SFAS 144, this asset, with a net book value of $2.2 million has been reclassified as held for sale and the Company ceased depreciation on this plant.

Note 6– Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	
	2003	2004
Marketable Securities, short-term	$ 323	$ 14,556
Deferred tax assets, current	11,262	4,280
Patents and royalties	2,804	2,351
Advertising	899	1,043
Other	2,476	1,965
Total prepaid expenses and other current assets	$ 17,764	$ 24,194

Note 7 - Marketable Securities

Marketable securities consist of the following (in thousands):

	December 31,	
	2003	2004
Available-for-Sale		
Austrian government debt securities	$ 137	$ --
Corporate debt securities	410	432
Cash bonds	--	13,772
Other securities	2,602	3,302
Total Marketable securities available-for-sale	3,149	17,506
Less: Short-term portion	(323)	(14,556)
Total Long-term marketable securities	$ 2,826	$ 2,950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table is a summary of the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individually securities have been in a unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Other securities	--	--	1,180	(102)	1,180	(102)
Total temporarily impaired securities	$ --	$ --	$ 1,180	$ (102)	$ 1,180	$ (102)

Maturities of debt securities are as follows (in thousands):

	December 31, 2004
Mature within 1 year	$ 432
Mature between one year and five years	--
Mature between five years and ten years	--
Mature after ten years	--
Total Marketable securities	$ 432

Marketable securities with a maturity of less than one year are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Note 8 – Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	December 31, 2003	December 31, 2004
Land	$ 4,490	$ 4,576
Buildings	36,214	33,021
Machinery and equipment	164,013	185,599
	204,718	223,195
Less: Accumulated depreciation	(128,024)	(138,130)
Total Property, plant and equipment, net	$ 76,694	$ 85,064

For the year ended December 31, 2002, 2003, and 2004, the Company recorded depreciation expense of $15.9 million, $19.2 million, and $19.3 million, respectively.

Our total proceeds on the sale of property and equipment were $2.1 million, $0.3 million and $7.9 million resulting in gains of $0.8 million, a loss of $0.1 million and a gain $5.5 million for the years ended December 31, 2002, 2003 and 2004, respectively. As of December 31, 2002 and 2004, $0.4 million and $5.7 million of these gains (losses) are shown separately as those gains refering to operating activities. All other gains (losses) are included in other income (expense), net in the accompanying consolidated statements of operations.

Note 9 – Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted SFAS 142. Upon adoption of SFAS 142 the Company ceased amortization of purchased goodwill and trademarks, which were determined to be indefinite-lived. The Company completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002, and the annual impairment test, in the fourth quarter of 2003 and 2004, as required by SFAS 142. Based upon the assessment, the Company determined that goodwill and trademarks are not impaired; therefore no impairment charge was recorded.

At December 31, 2003 and 2004, the Company recorded identified intangible assets consisting of trademarks with a book value of $16.5 million. Also, the Company recorded goodwill of $3.7 million at December 31, 2003 and 2004.

Note 10 - Fair Value of Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $1.1 million and $0.4 million, net of tax, for year ended December 31, 2003 and 2004, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2003 and 2004, the Company reclassified a gain from AOCI to earnings of $0.6 million and $0.6 million, net of tax, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2003 and 2004. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	As of December 31, 2003		
	Contract amount	Carrying value	Fair value
		(in thousands)	
Forward foreign exchange contracts	$ 11,997	$ 811	$ 811
Foreign exchange option contracts	$ 1,870	$ 86	$ 86

	As of December 31, 2004		
	Contract amount	Carrying value	Fair value
		(in thousands)	
Forward foreign exchange contracts	$ 37,610	$ 716	$ 716

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationship are highly effective in off-setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

Note 11 – Short-Term Borrowings

Short-term borrowings consist of the following (in thousands):

	December 31,	
	2003	2004
Lines of credit	$ 37,490	$ 39,883

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Österreichische Kontrollbank" ("OEKB") which were renegotiated in 2003, in the total amount of €15.0 million ($20.4 million) secured by all Austrian trade receivables. As of December 31, 2004, the fair value of trade receivables that serve as collateral for our revolving credit lines was $84.1 million. In addition, the Company has lines of credit with several banks in Austria, Canada and Japan of $29.3 million. The weighted average interest rate on outstanding short-term borrowings was 3.2% and 2.7% as of December 31, 2003 and 2004, respectively.

Note 12 – Accounts Payable

Accounts payable consist of the following (in thousands):

	December 31, 2003	December 31, 2004
Accounts payable - trade	$ 24,123	$ 27,042
Salaries and wages	2,172	2,153
Customs duties	1,469	134
Fiscal authorities	3,697	3,392
Social institutions	1,626	1,354
Prepayments	949	1,401
Other	5,432	5,184
	$ 39,468	$ 40,660

Note 13 – Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31, 2003	December 31, 2004
Employee compensation and benefits	$ 9,568	$ 10,984
Allowances, credit notes	6,507	8,551
Product warranties	3,103	4,627
Advertising	2,718	2,235
Legal, auditing and consulting fees	2,423	3,305
Fiscal authorities	2,794	2,633
Commissions	4,199	4,611
Accrued interest	4,442	6,665
Restructuring	4,800	--
Accrued Expenses	4,567	5,523
Freight and duties	3,069	1,370
Litigation	137	3,835
Other	3,565	5,078
	$ 51,892	$ 59,417

Note 14 - Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,	
	2003	2004
Senior notes	82,925	171,843
Other long-term debt	64,417	30,982
Total long-term borrowings	147,342	202,826
Less current portion	(3,392)	(3,305)
Long-term portion	$ 143,951	$ 199,520

Senior Notes

On July 15, 1999, one of the Company's wholly-owned subsidiaries, Head Holding issued €100.0 million of senior notes. The notes bore interest of 10.75% per annum, which was payable semi-annually and was to mature in total on July 15, 2006. Among other restrictions, the notes included certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company. On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated. In October 2000, the Company repurchased €30.9 million of its senior notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another €3.6 million of its senior notes. At December 31, 2003, the Company had €65.5 million ($82.9 million) of senior notes outstanding.

In January 2004, one of the Company's subsidiaries issued €135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was €70.1 million of which €3.5 million represents the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay €25.8 million of other outstanding debt.

In June 2004, the Company repurchased the equivalent of €5.5 million of its 8.5% senior notes for €5.0 million ($5.9 million) and realized a gain of $0.4 million. As a result of this transaction, the Company wrote-off $0.07 million of debt issue costs. At December 31, 2004, the Company had €126.2 million ($171.8 million) of senior notes outstanding.

As of December 31, 2003, €25.1 million ($31.8 million) short-term loans were reclassified to long-term debt due to the Company's intention to refinance them with senior notes. The remainder of the proceeds will be used for working capital and general corporate purposes.

Sale-Leaseback Transaction

The Company entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were €10.6 million. The Company has the obligation to purchase the property back after 15 years for €8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of €0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded €10.6 million of cash and long-term borrowings at the inception date of this agreement. At December 31, 2003 and 2004, the remaining obligation under the financing agreement is $13.2 and $14.1 million, respectively.

The Company's future minimum lease payments as of December 31, 2004, are as follows:

	(in thousands)
2005	$ 1,094
2006	1,094
2007	1,094
2008	1,094
2009	1,094
Thereafter	19,320
Total minimum payments	24,790
Amount representing interest	(10,672)
Obligations under financing activity	14,119
Obligations due within one year	(159)
Long-term obligations under financing activity	$ 13,960

As of December 31, 2004 the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

	Land	Building
Cost	$ 1,390	$ 11,423
Less: Accumulated depreciation	--	(9,525)
Net book value	$ 1,390	$ 1,898

Mortgage Agreement

In 2002, one of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%. At December 31, 2003 and 2004, the outstanding balance of the mortgage is $4.5 million and $4.3 million, respectively.

Other long-term debt

Other long-term debt comprises secured loans in Austria, Italy and the Czech Republic outstanding with several banks. The weighted average interest rate on outstanding borrowings was 2.7% and 2.6% as of December 31, 2003 and 2004, respectively. Borrowings mature at various dates through 2009. At December 31, 2003 and 2004, the remaining outstanding long-term debt is $14.9 million and $12.6 million, respectively.

Maturities of long-term debt

Aggregate maturities of long-term debt are as follows (in thousands):

	December 31, 2004
2005	$ 3,305
2006	2,831
2007	2,905
2008	2,844
2009	2,348
Thereafter	188,592
	$ 202,826

Note 15 – Other Long-Term Liabilities

Other long-term liabilities consist of the following (in thousands):

	December 31, 2003	December 31, 2004
Accrued benefit cost	$ 18,565	$ 20,403
Deferred income	--	5,351
Other	1,104	2,031
Total other long-term liabilities	$ 19,669	$ 27,785

Note 16 – Pension and Other Postretirement Benefit Plans

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country.

The table below shows the obligations and funded status as of December 31, 2003 and 2004 (in thousands):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Pension Benefits		Other Benefits	
	2003	2004	2003	2004
Change in benefit obligation				
Benefit obligation at beginning of year	$ 8,301	$ 10,392	$ 14,318	$ 16,595
Service cost	541	395	1,643	2,413
Interest cost	444	241	456	423
Plan amendments	(22)	--	--	--
Actuarial loss (gain)	(268)	(21)	138	222
Benefit payments	(275)	(5,108)	(2,808)	(2,636)
Translation adjustment	1,671	326	2,849	1,315
Benefit obligation at end of year	10,392	6,225	16,595	18,330
Change in plan assets				
Fair value of plan assets at beginning of year	4,490	5,730	--	--
Actual return on plan assets	201	--	--	--
Employer contribution	185	63	--	--
Benefit payments	(57)	(5,158)	--	--
Plan participants' contributions	114	6		
Asset transferred out	(10)	--	--	--
Translation adjustment	808	(96)	--	--
Fair value of plan assets at end of year	5,730	545	--	--
Funded status	4,661	5,681	16,595	18,330
Unrecognized net actuarial gain	(849)	(750)	(2,109)	(2,659)
Unrecognized prior service cost	96	124	--	--
Unrecognized net transition obligation	56	(0)	--	0
Translation adjustment	(81)	(55)	(277)	(268)
Net amount recognized	$ 3,884	$ 4,999	$ 14,210	$ 15,404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in the statement of financial positions consists of (in thousands):

	Pension Benefits		Other Benefits	
	2003	2004	2003	2004
Other assets	$ (404)	$ --	$ --	$ --
Accrued benefit cost	4,355	4,999	14,210	15,404
Accumulated other comprehensive income	(67)	(69)	--	--
Net amount recognized	$ 3,884	$ 4,930	$ 14,210	$ 15,404

Accrued benefit cost are included in the balance sheet line item "Other long-term liabilities" on the consolidated balance sheets. The Company expects to make insignificant amounts of employer contributions during 2005.

The accumulated benefit obligation for all defined pension benefits is $9.5 million and $5.3 million at December 31, 2003 and 2004, respectively. As of December 31, 2003 and 2004 pension plans with an accumulated benefit obligation excess of plan assets consist of the following (in thousand).

	December 31	
	2003	2004
Projected benefit obligation	$ 884	$ 1,016
Accumulated benefit obligation	699	832
Fair Value of plan assets	465	545

The Company's assets consist of equity funds at December 31, 2003 and 2004.

As of December 31, 2003 and 2004, the components of net periodic benefit costs consists of the following (in thousands):

	Pension Benefits		Other Benefits	
	2003	2004	2003	2004
Service cost	$ 541	$ 395	$ 1,643	$ 2,413
Interest cost	444	241	456	423
Expected return on plan assets	(306)	11	--	--
Amortization of transition asset	(3)	--	--	--
Amortization of prior service cost	(22)	--	--	--
Recognized actuarial loss	14	3	264	100
Net periodic benefit cost	$ 668	$ 651	$ 2,363	$ 2,936

As of December 31, 2003 and 2004 the weighted average assumptions used to determine benefit obligations are as follows:

	Pension Benefits		Other Benefits	
	2003	2004	2003	2004
Discount rate	5.0%	4.5%	5.0%	5.0%
Rate of compensation increase	3.0%	2.3%	3.0%	3.0%

As of December 31, 2003 and 2004 the weighted average assumptions used to determine net periodic benefit cost are as follows:

	Pension Benefits		Other Benefits	
	2003	2004	2003	2004
Discount rate	4.7%	4.4%	5.0%	5.3%
Expected long-term return on plan assets	5.3%	2.1%	--	--
Rate of compensation increase	2.7%	2.4%	3.0%	3.0%

The expected rate of return on plan assets is based upon the present rate of return and is expected to be stable.

Note 17 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2012. Rent expense was approximately $3.1 million, $3.6 million and $4.1 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2004 (in thousands):

	December 31, 2004
2005	$ 5,015
2006	4,422
2007	3,879
2008	3,090
2009	2,557
Thereafter	3,076
	$ 22,040

Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

The Company accrued $3.8 million for suits against several parties including customer for past receipt, former employees, suppliers and licensees.

Product Warranties

The Company sells certain of its products to customers with a product warranty that provides repairs at no cost to the customer or the issuance of credit to the customer. The length of the warranty term depends on the product being sold, but ranges from one year to two years. The Company accrues its estimated exposure to warranty claims based upon historical warranty claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period. Management reviews these estimates on a regular basis and takes actual product performance and field expense profiles into consideration to adjust the warranty provisions.

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. For the years ended December 31, 2003 and 2004, accruals for warranties have developed as follows (in thousands):

	2003	2004
Balance at the beginning of the period	$ 2,484	$ 3,103
Reclassification	--	65
Current year provision	2,859	4,779
Settlements made during the period	(2,707)	(3,717)
Reversal	(25)	--
Translation adjustment	492	397
Balance at the end of the period	$ 3,103	$ 4,627

Note 18 – Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:

	For the Year Ended December 31, 2004				
	Foreign Currency Translation Adjustment	Unrealized Gains on Derivative Instruments	Minimum Pension Liabilities	Unrealized Loss on Securities	Accumulated Other Comprehensive Income
			(in thousands)		
Beginning balance	$ 48,753	$ 592	$ (67)	$ (137)	$ 49,142
Current-period changes	11,664	(225)	--	98	11,537
Translation Adjustments	--	53	(3)	(42)	8
Ending balance	$ 60,417	$ 420	$ (69)	$ (81)	$ 60,686

Note 19 – Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is €225,000 (approximately $0.3 million) and the minimum paid in capital requirement for a N.V. is €45,000 (approximately $0.06 million).

At December 31, 2003 and 2004, 39,820,677 shares were issued, respectively.

Dividends

The Company declared and paid a dividend of €0.14 (approximately $0.13) per share during the year ended December 31, 2002. In 2003 and 2004, due to the current economic environment the Company did not consider it prudent to pay a dividend.

Treasury Stock

On May 28, 2002, the Board of Management's authority to repurchase shares representing up to 10% of the Company's issued share capital, and the authority was extended until November 28, 2003. Pursuant to this resolution between August 15, 2002 and October 21, 2002 the Company purchased 1,247,050 shares of treasury stock at the prevailing price in the total amount of $3.0 million.

Pursuant to resolutions which were approved on May 20, 2003 the Board of Directors is authorized to buy back a maximum of 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time. For the year ended December 31, 2003, the Company has purchased 577,775 shares of treasury stock at the prevailing price in the total amount of $1.2 million.

On May 26, 2004, the Board of Management was granted the authority to repurchase shares representing up to 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time

As of December 31, 2003 and 2004, the Company issued 2,421,235 and 3,600,775 shares of treasury stock, respectively, of which 1,179,540 was held by the Stichting at December 31, 2004.

Stichting

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 24), the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of $10.6 million, to the Stichting. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). The Stichting intends to remit proceeds from the exercise of employee stock options to the Company. Such shares have been recorded as a reduction of the Company's equity.

In 2002, option holders exercised 607,622 options under "Plan 1998". The Company repurchased certain of these shares via the Stichting at a market price of $1.3 million.

In 2003, 56,790 options under Plan 1998 were exercised at a price between $0.29 and $0.31 per share. In 2004, option holders exercised 197,348 options under "Plan 1998" at a price between $0.32 and $0.35 per share.

As of December 31, 2003 and 2004, the Stichting held 1,376,888 and 1,179,540 treasury shares, respectively. As of January 1, 2004, in accordance with FIN 46R "Consolidation of Variable Interest Entities" the Company consolidated the Stichting, as the Company was considered the primary beneficiary of the Stichting, a variable interest entity. As a result of consolidating the Stichting shares held by the Stichting at December 31, 2004 are presented as treasury stock, in the consolidated balance sheets. Prior to the consolidation of the Stichting, treasury shares held by the Stichting are reflected as additional paid in capital on the consolidated balance sheets.

Note 20 – Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

	For the Years Ended December 31,		
	2002	2003	2004
Dutch statutory tax rate	34.5%	34.5%	34.5%
Tax rate differential	159.1	(0.1)	(11.9)
Other	26,437.7	(6.9)	56.9
Foreign rate differentials	(1,127.7)	0.7	10.2
Changes in tax rate in Austria	--	--	(258.1)
Valuation allowance	(7,970.3)	(34.2)	(120.9)
Effective tax rate	17,533.3%	(6.0)%	(289.3)%

In 2004, the Company's effective tax rate differed from the statutory tax rate in the Netherlands primarily due to a reduction of the Austrian income tax rate from 34% to 25% as of January 1, 2005, which was resolved in May 2004 and led to a reduction of long-term deferred tax assets, mainly on tax losses carried forward of $24.9 million, and increased income tax expense.

In 2002, the statutory tax rate in the Netherlands differed from the effective tax rate primarily due to significant incremental income tax in Austria and Italy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) consist of the following as of December 31, 2003 and 2004 (in thousands):

	December 31,	
	2003	2004
Short-term:		
Deferred tax asset:		
Tax loss carried forward	$ 4,437	$ 2,162
Inventory reserve	5,387	3,190
Reserve for doubtful accounts	2,441	536
Other	3,536	2,627
Total Short-term deferred tax assets	15,800	8,515
Deferred tax liabilities:		
Deferred expenses	$ (1,291)	(274)
Accrued liabilities	(240)	(9)
Other	(3,006)	(3,952)
Total Short-term deferred tax liability	(4,537)	(4,235)
Total Short-term deferred tax asset, net	$ 11,262	$ 4,280

The short-term deferred tax asset, net is classified in prepaid expenses.

	December 31,	
	2003	2004
Long-term:		
Deferred tax asset:		
Tax loss carried forward	$ 130,134	$ 112,605
Intangible assets	617	1
Fixed assets	833	1,284
Lease obligations	4,498	3,529
Other	887	919
Total Long-term deferred tax assets	136,969	118,338
Deferred tax liabilities:		
Investments	$ (18,820)	(18,059)
Fixed assets	(1,952)	(1,304)
Other	(778)	(870)
Total Long-term deferred tax liability	(21,551)	(20,232)
Valuation allowance	(23,358)	(19.194)
Total Long-term deferred tax asset, net	$ 92,060	$ 78,912

The Company has net operating loss carryforwards of approximately $394.5 million and $437.4 million as of December 31, 2003 and 2004, respectively. These net operating losses were experienced in the following jurisdictions (in thousands):

	December 31,	
	2003	2004
Austria	$ 348,791	$ 384,912
Germany	19,184	20,039
Other Europe	4,615	2,469
North America	21,916	29,932
	$ 394,506	$ 437,352

The table below shows income (loss) before income taxes by geographic region (in thousands):

	For the Years Ended December 31,		
	2002	2003	2004
Austria	$ 2,420	$ 1,497	$ 4,858
Non-Austria	(2,405)	(15,322)	(14,132)
Total	$ 15	$ (13,825)	$ (9,274)

In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgeräte AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $70.5 million as of December 31, 2004). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5 and 15 year carryovers, respectively. The Company recorded a valuation allowance to reduce the deferred tax assets to the amount the Company believes is more likely than not to be realized considering future taxable income and feasible tax planning strategies.

Note 21 - Segment Information

The Company operates in one reporting segment, Sporting Goods. The tables below show revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries (in thousands):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the Years Ended December 31,		
	2002	2003	2004
Revenues from External Customers:			
Austria	$ 61,151	$ 85,511	$ 208,766
Italy	60,554	60,778	50,256
Germany	41,845	47,946	0
France	27,885	33,212	34,751
United Kingdom / Ireland	17,923	20,590	18,602
Japan	20,098	21,697	21,670
Other (Europe)	34,235	40,632	20,814
North America	125,040	122,237	124,226
Total revenues	$ 388,732	$ 432,602	$ 479,085

	December 31,	
	2003	2004
Long-lived assets:		
Austria	$ 23,539	$ 28,455
Italy	22,953	20,432
Germany	841	691
France	218	156
United Kingdom / Ireland	3,992	1,723
Japan	1,625	1,711
Other (Europe)	13,063	21,271
North America	30,699	30,863
Total Assets	$ 96,930	$ 105,301

As of January 2004, we have started to centralize our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH, Austria operates as distributor and invoices directly to our customers in Austria, Germany, Switzerland and Italy.

Sales by product category consist of the following (in thousands):

	For the Years Ended December 31,		
	2002	2003	2004
Revenues by Product Category:			
Winter Sports	$ 144,667	$ 188,768	$ 223,211
Racquet Sports	168,822	166,417	168,037
Diving	65,600	66,322	75,453
Licensing	8,399	9,702	11,059
Other	1,246	1,394	1,326
Total revenues	$ 388,732	$ 432,602	$ 479,085

Note 22 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $1.2 million, $3.5 million and $5.6 million for the years ended December 31, 2002, 2003 and 2004, respectively. The company provides investor relations, corporate finance, internal audit, legal and consulting services.

One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million, $0.04 million and $0.05 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Note 23 – Invested Intercompany Loans

As of January 2, 2003 one of the Company's euro-based subsidiaries reclassified non-euro denominated intercompany accounts receivable to permanently invested intercompany receivables of $36.1 million and recorded foreign exchange losses of $6.6 million in other comprehensive income. In December 2004, $7.0 million of these intercompany accounts receivable were paid to the euro-based subsidiary as a result of the non-euro based subsidiary receiving a windfall of cash as a result of the selling of one of its facility. The Company continues to believe that the remaining $29.1 million intercompany accounts receivable will not be collected; therefore, continues to classify this as a permanent investment.

Note 24 – Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $1.6 million, $0.7 million and $0.6 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. The Plan 1998 provided for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2004, 145,848 shares were available for grant under the Plan 1998.

The weighted average grant-date fair values using the Black-Scholes option pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of 3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of December 31, 2004, the weighted average remaining contractual life of the outstanding stock options is 4.6 years, and 770,528 options are vested and exercisable.

	Exercise Price Less Than Grant Date Stock Fair Value	
	Number of of shares	Weighted average exercise price
Balance, December 31, 1998	1,465,686	$ 0.35
Granted	783,620	0.35
Balance, December 31, 1999	2,249,306	0.35
Granted	29,088	0.35
Balance, December 31, 2000 and 2001	2,278,394	0.35
Exercised (see Note 17)	(607,622)	0.35
Balance, December 31, 2002	1,670,772	0.35
Exercised (see Note 17)	(56,790)	0.35
Balance, December 31, 2003	1,613,982	0.35
Exercised (see Note 17)	(197,348)	0.35
Balance, December 31, 2004	1,416,634	$ 0.35

At December 31, 2004, stock options representing 770,528 shares are exercisable at price of $0.35 per share and grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 ("Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2003 no shares were available for grant under the Plan 2001.

	Exercise Price Greater Than Grant Date Stock Fair Value	
	Number of of shares	Weighted average exercise price
Balance, December 31, 2000	0	$ --
Granted	3,982,068	4.31
Balance, December 31, 2001, 2002, 2003 and 2004	3,982,068	$ 4.31

As of December 31, 2004, the weighted average remaining contractual life of the outstanding stock options is 6.7 years, and 1,756,482 options are exercisable under the Plan 2001. At December 31, 2004, stock options representing 1,756,482 shares are exercisable at price of $4.31 per share and grant date was September 2001.

Note 25 – Business Rationalization

Throughout 2003 and 2004 the Company performed various restructuring initiatives. These initiatives consisted of the following:

US facility consolidation

In order to increase utilization of the Company's warehouse facilities and to centralize headquarter functions in 2003, the Company recorded restructuring costs of $0.4 million consisting of termination benefits incurred for the movement of our US winter sports organization to our US headquarters, the shutdown of current warehouse facilities and, the closing of the office, and other costs associated with the restructuring program. As of December 31, 2003, these restructuring activities were completed.

Additionally, the Company shut down its US warehouse for diving products. Upon discontinuing use of the facility the Company expensed $0.4 million for excess rent as of December 31, 2003. This restructuring process was finalized in January 2004.

Ireland facility closure

To improve utilization of the Company's production capabilities, in 2003 the Company announced the closing of its tennis ball production facility in Mullingar, Ireland and the transfer of these operations to its existing, under-utilized plant in Phoenix, Arizona. In 2003 the Company recognized costs totaling $7.0 million relating to this program consisting of an impairment of $2.6 million and employee severance costs of $4.4 million.

In March 2004, the Company closed its tennis ball production facility in Mullingar, Ireland and recognized $1.6 million relating to this program mainly consisting of cost for decommissioning and clearance of the plant. In

September 2004, the Company sold its property in Mullingar, Ireland for €5.7 million ($6.9 million) with a gain of €4.7 million ($5.7 million).

Estonia facility closure

Starting in 2003, the Company has transferred all of its manufacturing operations in Tallinn, Estonia, which manufacture ski boots and certain diving products, to a recently purchased plant in Litovel, Czech Republic and expensed $0.6 million and $0.7 million as of December 31, 2003 and 2004, respectively. In October 2004, the Company entered into a lease agreement with respect to the property in Tallinn, Estonia.

The Company has largely completed the restructuring program during 2004 and expect annual cost savings as a result of the program to be realized beginning in 2005 to 2006.

As of December 31, 2004, restructuring costs and accruals for restructuring costs consist of the following:

	Employee termination benefits	Excess rent	Other related restructuring program costs	Total restructuring charges and other related restructuring program costs
		(in thousands)		
Ireland facility closure	$ --	$ --	$ 1,640	$ 1,640
Estonia closure	--	--	707	707
Total restructuring costs	$ --	$ --	$ 2,347	$ 2,347
Accrual for restructuring costs				
Balance as of January 1st, 2004	$ 4,420	$ 380	$ --	$ 4,800
Incurred	--	--	2,347	2,347
Paid	(4,502)	(380)	(2,347)	(7,228)
Translation adjustment	82	--	--	82
Balance as of December 31th, 2004	$ --	$ --	$ --	$ --

Note 26 – Long-Term Contracts

In July 2004, Head signed a new long-term supplier contract for tennis, squash and racquetball racquets effective April 1, 2005 to renew business relations with an existing supplier. The agreement will automatically extend after the agreed expiration date, December 31, 2009, if neither of the two parties cancel. This agreement contains a lease that will be accounted for in accordance with EITF 01-08.

In October 2004, the Company entered into a lease agreement with respect to the property in Tallinn, Estonia. The lessee has a purchase option to be executed within two years with paid usufruct fees to be credited against the purchase price.

In November 2004, Head received a prepayment of $5.7 million pertaining to a licensing agreement commencing on April 1, 2005 through December 31, 2009. The Company reflected the short-term portion of this prepayment as accounts payable and the long-term portion as other long-term liabilities on the consolidated balance sheets. The balance represents the minimum license fee for 5 years discounted by an annual interest rate of 1.5%.

HEAD N.V. AND SUBSIDIARIES
REVIEW ON THE FOURTH QUARTER
AND YEAR END RESULTS 2004

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands – *Head* (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), *Penn* (tennis balls and racquetball balls), *Tyrolia* (ski bindings), *Mares* and *Dacor* (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 32,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

Over the last 55 years, we believe we have earned a reputation as a leading developer and manufacturer of innovative, high-quality and technologically advanced sporting equipment. Our focus continues to be our core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, we have increased our emphasis on marketing and new product development, leveraging further our brands, global distribution network and traditional strength in manufacturing, and we have initiated a program to reduce our fixed costs and streamline our organizational structure.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

Market Environment

Although 2004/2005 winter sports season experienced a late start in all geographic markets, good snow conditions helped the sales recover. The Japanese market still experiences slow growth, suffering from a continued difficult economic environment, which leads us to expect that the Japanese market will show further decline. Apart from additional potential sales in Eastern Europe and in China, we expect growth in the worldwide ski market to be stable. The snowboard market suffered more strongly from the late start in the winter sports season, and we expect the market for snowboard products to decline by approximately 10%.

While the tennis market in the US showed some growth in 2004, due to bad weather conditions during the summer of 2004 the European tennis market declined. Retailers in many markets reported higher than average inventories, reflecting a reduction in purchases for the second half of the year. Tennis racquet sales volume in Japan remained stable. Growth in the US market for tennis balls was stable during 2004, while in Europe the market growth for tennis balls experienced a decline from bad weather conditions.

Growth in the overall market for diving equipment is perceived to be flat in the US and declining in Europe, due to less travel worldwide to dive centers and resorts and, corresponding by, fewer purchases of equipment. However, the market in Southeast Asia experienced fair growth. In the past, we have increasingly focused at the Japanese and Chinese markets and have established dedicated area managers and implemented marketing initiatives. Our strategy in the Japanese and Chinese markets is to improve product availability and customer satisfaction.

We operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into U.S. dollars, our reporting currency. The functional currency of our European operations is the euro. Fluctuations in the value of the euro with respect to the U.S. dollar have had, and may continue to have, a significant impact on our financial condition and results of operations. We are subject to currency transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. We reduce this risk, however, by seeking to match our revenues and costs, as well as assets and liabilities, in each currency.

Results of Operations:

The following table sets forth certain consolidated statements of operations data.

	For the Three Months Ended December 31,		For the Years Ended December 31,	
	2003	2004	2003	2004
	(unaudited)	(unaudited)		(unaudited)
	(in thousands)		*(in thousands)*	
Total revenues	$ 162,251	$ 177,884	$ 432,602	$ 479,085
Cost of sales	98,184	112,367	266,023	294,360
Gross profit	64,067	65,517	166,580	184,725
Gross margin	39.5%	36.8%	38.5%	38.6%
Selling and marketing expense	34,850	41,671	118,465	130,582
General and administrative expense (excluding non-cash compensation expense)	11,057	11,945	38,847	41,883
Non-cash compensation expense	164	139	654	555
Gain on sale of property	--	--	--	(5,650)
Restructuring costs	7,493	676	8,368	2,347
Operating income	10,503	11,087	245	15,008
Interest expense	(3,759)	(4,273)	(13,999)	(25,699)
Interest income	319	821	1,050	2,121
Foreign exchange loss	(938)	(906)	(1,103)	(606)
Other income (expense), net	97	(115)	(18)	(97)
Income tax expense	(4,273)	(6,529)	(832)	(27,661)
Net income (loss)	$ 1,949	$ 84	$ (14,657)	$ (36,935)

HEAD N.V. AND SUBSIDIARIES
REVIEW ON THE FOURTH QUARTER
AND YEAR END RESULTS 2004

Total Revenues. For the three months ended December 31, 2004, total revenues increased by $15.6 million, or 9.6%, to $177.9 million from $162.3 million in the comparable 2003 period. For the twelve months ended December 31, 2004, total revenues increased by $46.5 million, or 10.7%, to $479.1 million from $432.6 million in 2003. This increase was mainly due to the strengthening of the euro against the U.S. dollar as well as a positive development of the sales in our winter sports and diving divisions.

	For the Three Months ended December 31,		For the Years Ended December 31,	
	2003	2004	2003	2004
	(unaudited)	(unaudited)		(unaudited)
	(in thousands)		*(in thousands)*	
Product category:				
Winter Sports	$ 106,343	$ 124,920	$ 188,768	$ 223,211
Racquet Sports	37,612	32,507	166,417	168,037
Diving	14,939	16,846	66,322	75,453
Licensing	2,948	3,225	9,702	11,059
Other	409	386	1,394	1,326
Total Revenue	$ 162,251	$ 177,884	$ 432,602	$ 479,085

Winter Sports revenues for the three months ended December 31, 2004 increased by $18.6 million, or 17.5%, to $124.9 million from $106.3 million in the comparable period in 2003. For the twelve months ended December 31, 2004 Winter Sports revenues increased by $34.4 million, or 18.2%, to $223.2 million from $188.8 million in 2003. This increase was due to the strengthening of the euro against the U.S. dollar, higher sales volumes for bindings, skis and snowboard equipment and higher sales volumes and prices for our ski boots.

Racquet Sports revenues for the three months ended December 31, 2004 decreased by $5.1 million, or 13.6%, to $32.5 million from $37.6 million in the comparable 2003 period. For the twelve months ended December 31, 2004 Racquet Sports revenues increased by $1.6 million, or 1.0%, to $168.0 million from $166.4 million in 2003. This increase resulted mainly from the strengthening of the euro against the U.S. dollar. Although sales volumes and prices for our tennis racquets remained stable we faced a decrease in sales volumes and prices for our tennis balls.

Diving product revenues for the three months ended December 31, 2004 increased by $1.9 million, or 12.8%, to $16.8 million compared with $14.9 million in the same period in 2003. For the twelve months ended December 31, 2004, revenues increased by $9.1 million, or 13.8%, to $75.5 million from $66.3 million in 2003. This results mainly from increased sales volumes due to better product availability and the strengthening of the euro against the U.S. dollar.

Licensing revenues for the three months ended December 31, 2004 increased by $0.3 million, or 9.4%, to $3.2 million from $2.9 million in the comparable 2003 period. For the twelve months ended December 31, 2004, revenues increased by $1.4 million, or 14.0%, to $11.1 million from $9.7 million in 2003 mainly due to increased revenues from existing contracts and from new licensing agreements.

Other revenues include amounts billed to customers for shipping and handling and are recognized also as selling and marketing expense.

Gross Profit. For the three months ended December 31, 2004, gross profit increased by $1.5 million to $65.5 million from $64.1 million in the comparable 2003 period. Gross margin decreased to 36.8% for the three months ended

December 31, 2004 from 39.5% in the comparable 2003 period. For the twelve months ended December 31, 2004, gross profit increased by $18.1 million to $184.7 million from $166.6 million in 2003 due to increased revenues. Gross margin increased to 38.6% in 2004 from 38.5% in 2003 due to improved operating performance and product mix sales.

Selling and Marketing Expense. For the three months ended December 31, 2004, selling and marketing expense increased by $6.8 million, or 19.6%, to $41.7 million from $34.9 million in the comparable 2003 period. For the twelve months ended December 31, 2004, selling and marketing expense increased by $12.1 million, or 10.2%, to $130.6 million from $118.5 million in 2003. The increase was due mainly to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs. In addition, our variable distribution costs increased due to higher sales.

General and Administrative Expense. For the three months ended December 31, 2004, general and administrative expense (excluding non-cash compensation expense) increased by $0.9 million, or 8.0%, to $11.9 million from $11.1 million in the comparable 2003 period. For the twelve months ended December 31, 2004, general and administrative expense increased by $3.0 million, or 7.8%, to $41.9 million from $38.8 million in 2003. The increase was due mainly to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs.

Non-Cash Compensation Expense. We recorded $0.2 million and $0.7 million, in the three month and twelve month periods ended December 31, 2003, respectively and $0.1 million and $0.6 million, in the three month and twelve month periods ended December 31, 2004, respectively, as non-cash compensation expense due to the grant of stock options under our stock option plans of 1998 and 2001, and the resulting amortization expense.

Gain on sale of property. We recorded a gain from the sale of our premises in Ireland of $5.7 million in the twelve month periods ended December 31, 2004.

Restructuring Costs. We recorded restructuring costs of $0.7 million and $2.3 million, in the three month and twelve month periods ended December 31, 2004 consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia (see Note 25). In comparison, in 2003 we incurred $7.5 million and $8.4 million, in the three month and twelve month periods ended December 31, 2003, respectively, to implement a cost reduction program.

Operating Income. As a result of the foregoing factors, for the three months ended December 31, 2004, operating income slightly increased by $0.6 million to $11.1 million from $10.5 million in the comparable 2003 period. For the twelve months ended December 31, 2004, operating income increased by $14.8 million to $15.0 million from $0.2 million in 2003.

Interest Expense. For the three months ended December 31, 2004 interest expense increased by $0.5 million, or 13.7%, to $4.3 million from $3.8 million in the comparable 2003 period. For the twelve months ended December 31, 2004 interest expense increased by $11.7 million or 83.6% to $25.7 million from $14.0 million in 2003. This increase was mainly due to the following: write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid with proceeds from our new 8.5% senior notes in January 2004; the premium of $4.4 million for the early redemption of the 10.75% senior notes and the higher interest expenses due to increased debt of the group. The strength of the euro against the U.S. dollar further impacted these predominantly euro denominated expenses.

Interest Income. For the three months ended December 31, 2004 interest income increased by $0.5 million to $0.8 million from $0.3 million in the comparable 2003 period. For the twelve months ended December 31, 2004 interest income increased by $1.1 million to $2.1 million from $1.1 million in the comparable 2003 period. This increase was due mainly to higher cash on hand as well as due to the strengthening of the euro against the U.S. dollar.

Foreign Exchange Loss. For the three months ended December 31, 2004 we recorded a foreign currency exchange loss of $0.9 million, compared to a loss of $0.9 million in the comparable 2003 period. For the twelve months ended December 31, 2004, we recorded a foreign currency exchange loss of $0.6 million, compared to a loss of $1.1 million in 2003.

Other Income (Expense), net. For the three months ended December 31, 2004 we incurred other expense, net of $0.1 million compared to $0.1 million other income, net in the comparable 2003 period. For the twelve months ended December 31, 2004, other expense, net increased by $0.08 million to a net expense of $0.1 million from $0.2 million in 2003.

Income Tax Expense. For the three months ended December 31, 2004 income tax expense increased by $2.3 million to $6.5 million from $4.3 million in the comparable 2003 period. For the twelve months ended December 31, 2004, income tax expense increased by $26.8 million to $27.7 million from $0.8 million in 2003. This increase in income tax expense is mainly due to a reduction in the Austrian tax rate which led to a decrease in deferred tax assets resulting from tax losses carried forward of $24.9 million (see Note 20).

Net Income (Loss). As a result of the foregoing factors, for the three months ended December 31, 2004 the Company had net income of $0.1 million, compared to net income of $1.9 million in the comparable 2003 period. For the twelve months ended December 31, 2004, the Company had net loss of $36.9 million, compared to net loss of $14.7 million in 2003.

Liquidity and Capital Resources:

For the twelve months ended December 31, 2004, cash generated from operating activities decreased by $9.6 million, or 55.1% to $7.8 million from $17.3 million in 2003. This decrease is mainly the result of the higher net loss in 2004. We increased our cash position with a portion of the net proceeds from our newly issued 8.5% senior notes due 2014. We used part of the proceeds from the 8.5% senior notes to redeem at a premium our outstanding 10.75% senior notes due 2006, certain other long-term debts, and $29.7 million of originally classified as short-term borrowings and reclassified as long-term debt, as of December 31, 2003 (see Note 9). In addition, we used part of these proceeds, together with cash from operation and cash from sale of our premises in Ireland to purchase property, plant and equipment of $23.2 million. Finally, we used $13.6 million to purchase available for sale marketable securities.

As of December 31, 2004, we had $9.9 million in available unused credit facilities and reported $59.6 million cash on hand.